Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its interim dividend for the third quarter 2014

On October 29, 2014, TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL” or the “Group”) announced that its Board of Directors had approved a third quarter 2014 interim dividend of €0.61 per share. This interim dividend, increased by 3.4% compared to the third quarter 2013, is payable in euros according to the following timetable:

•                  Ex-dividend date: March 23, 2015

•                  Record date: March 24, 2015

•                  Payment date: March 25, 2015

American Depositary Receipts (“ADRs”) will receive the third quarter 2014 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•                  Ex-dividend date: March 18, 2015

•                  Record date: March 20, 2015

•                  Payment date: April 15, 2015

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

Philippe Sauquet appointed President, Refining & Chemicals at TOTAL

On October 29, 2014, Philippe Sauquet was appointed President, Refining & Chemicals and member of the Executive Committee of TOTAL. Prior to this appointment, he was President, Gas & Power. He succeeds Patrick Pouyanné, who was named Chief Executive Officer and President of the Executive Committee of TOTAL on October 22, 2014.

TOTAL’s Executive Committee, chaired by Patrick Pouyanné, is now composed of:

•                  Patrick Pouyanné, Chief Executive Officer;

•                  Philippe Boisseau, President, Marketing & Services and President, New Energies;

•                  Arnaud Breuillac, President, Exploration & Production;

•                  Yves-Louis Darricarrère, President, Upstream, President, Gas & Power;

•                  Jean-Jacques Guilbaud, Chief Administrative Officer;

•                  Patrick de La Chevardière, Chief Financial Officer; and

•                  Philippe Sauquet, President, Refining & Chemicals.

Norway: TOTAL sells an 8% interest in Gina Krog field and interests in three minor fields

On October 28, 2014, TOTAL announced that its wholly owned subsidiary Total E&P Norge AS had signed an agreement to sell an 8% interest in the Gina Krog field in Norway, together with its interests in the mature fields of Vilje (24.243%), Vale (24.243%) and Morvin (6%), to PGNiG Upstream International. The consideration for the transaction is $317 million, with an effective date of January 1, 2014. The transaction is subject to the approval of the Norwegian authorities.

Gina Krog is a field under development in the North Sea, sanctioned in 2013, with an expected production start-up early 2017. The project will produce 60,000 barrels of oil per day and 9 million cubic meters of gas per day at plateau. Following the sale, Total E&P Norge AS will retain a 30% interest in the Gina Krog field alongside Statoil (58.7%) and Det Norske (3.3%).

TOTAL’s Board of Directors pays homage to Christophe de Margerie and organizes the Group’s new governance

TOTAL S.A.’s Board of Directors met on October 22, 2014, and paid homage to Chairman and CEO Christophe de Margerie, who died tragically in an airplane accident in Moscow on the night of October 20-21, 2014.

After joining the Group in 1974, Christophe de Margerie was appointed to the Executive Committee in 1999, then named CEO of Total on February 14, 2007, and Chairman and CEO on May 21, 2010. He dedicated his brilliant career to the development of the Group, enabling its glowing success in the oil and gas sector and more recently in solar energy. The exceptional human and professional qualities that Christophe de Margerie exhibited during his time at TOTAL were largely responsible for the success of the Group.

Following the recommendations of the Governance & Ethics Committee, which also met on October 22, 2014, the Board of Directors made two unanimous decisions:

It named Thierry Desmarest Chairman of the Board of Directors. Mr. Desmarest was a member of the Board and Honorary Chairman of the Board at the time he was named Chairman.

It named Patrick Pouyanné Chief Executive Officer and President of the Executive Committee. Until this appointment, he was President of Refining & Chemicals and a member of the Executive Committee. After holding several important executive positions in the Upstream segment in France and internationally over the past fourteen years, Patrick Pouyanné successfully managed the transformation of the Refining & Chemicals segment.

Thierry Desmarest’s role as Chairman of the Board of Directors will conclude at the end of 2015 in accordance with the age limits stipulated in the Group’s bylaws. The positions of Chairman of the Board of Directors and Chief Executive Officer will then be recombined.

Following the designation by the Central Works Council of a Board member to represent employee shareholders, which is scheduled for November 4, 2014, the Group’s Board of Directors will consist of fourteen members, including one employee shareholder representative.

Total Energy Ventures invests in NexSteppe

On September 24, 2014, TOTAL announced that its venture capital arm, Total Energy Ventures, is investing in NexSteppe, a startup that specializes in tailoring sorghum seeds for biopower, biofuel and biobased products.

Founded in 2010 in California, NexSteppe uses non-GMO hybridization techniques to develop and market sorghum seeds to supply fermentable sugars and lignocellulosic biomass to biobased industries. Its seed innovation capacity has potential to make available competitive bioresources that do not compete with food crops. TOTAL has taken an interest in the startup with a view to expanding its R&D activities and facilitating its expansion in the biofuel and bioproduct segment.

Total Energy Ventures will sit on the company’s Board of Directors as an observer.

The acquisition of an interest in NexSteppe marks Total Energy Ventures’ eighteenth investment since its creation in 2008.

USA: TOTAL sells its midstream Utica assets to a group of Korean companies

On September 23, 2014, TOTAL announced that its affiliate, Total E&P USA, has signed an agreement to sell its 25% interest in Cardinal Gas Services LLC, a midstream company in Ohio’s Utica shale play, to E1 Corporation and a consortium led by Samchully, both from Korea, for $400 million plus an estimated price adjustment of $50 million.

Since its establishment in 2011, Cardinal has built a significant part of the gas infrastructure in the Utica basin where it gathers and transports the Utica’s fast growing production. Following this transaction, TOTAL will remain an active participant in the Utica shale play through its upstream joint venture with Chesapeake and Enervest, and Cardinal will continue to provide to TOTAL the same gas gathering and transportation services.

This transaction is expected to close in October 2014 and is subject to regulatory and shareholder approvals and to customary closing conditions.

TOTAL presents outlook and objectives

On September 22, 2014, TOTAL presented to the financial community its outlook and objectives for the coming years.

The key messages of this presentation were:

• Cash flow growth

TOTAL confirmed its strategy for profitable growth and its objective to generate significant free cash flow in 2017. The start up of major Upstream projects, the ongoing restructuring of Refining & Chemicals (including the ongoing 20% capacity reduction in Europe for the 2011-2017 period) and the expansion of Marketing & Services in high growth areas are contributing to the increase in cash flow from operations. In addition, TOTAL is emphasizing strict capital discipline, cost reduction and portfolio optimization throughout the Group.

• More efficient Upstream and improved profitability

Arnaud Breuillac, recently appointed President, Exploration & Production, presented his road map to improve Upstream performance. The key points were to reinforce capital discipline, to deliver projects on time and on budget and to reduce costs, with a substantial targeted Upstream opex reduction in 2017. Following first oil from the CLOV field in June, the start-up of about fifteen additional major projects by 2017 is expected to significantly grow production. Thus, despite some delays, notably in projects operated by others, TOTAL’s production should grow in 2015 and continue to grow in

2017. TOTAL also announced the arrival of Kevin McLachlan, who will take over as Senior Vice President Exploration in early 2015 and who is already working with the exploration teams on the definition of a new exploration strategy for 2015 and beyond.

• Dynamic portfolio management and a new program of divestments

Having achieved its objective to sell $15-20 billion of assets over the 2012-14 period, TOTAL reaffirmed the importance of its active portfolio management strategy. Taking into account the acquisitions made over the same period, the Group announced an additional asset sale program with an objective to sell $10 billion over the 2015-17 period. TOTAL is continuing its transformation by focusing on strategic assets providing growth and high profitability.

• Company-wide cost reduction program

The entire Group has been mobilized to contribute to a sustainable cost reduction program. Having reached a peak of $28 billion in 2013, organic investment is targeted to decrease to $26 billion in 2014 and to $25 billion in 2017. The Group also announced a major program with an objective to reduce operating costs by $2 billion per year by 2017 with an immediate impact as of 2015, and targeted cumulative opex savings of $4 billion over the 2015-2017 period. In 2017, of the targeted $2 billion impact on operating results, $1.4 billion is anticipated to be cash. This program will be implemented without compromising the Group’s priority of safety.

In keeping with the growth objectives and company-wide effort to improve the Group’s performance, TOTAL’s commitment to policies that are responsible to all stakeholders and provide competitive returns for shareholders was confirmed.

TOTAL receives offer from Arkema for its Bostik adhesives affiliate

On September 19, 2014, TOTAL announced that it had received an offer from the French group Arkema, one of the world’s major players in specialty chemicals, to acquire its Bostik affiliate, a global adhesives company.

Arkema’s offer values Bostik (wholly owned by TOTAL) at €1.74 billion (around $2.25 billion), representing 11 times the company’s EBITDA, and includes clear undertakings to continue operations sustainably and safeguard existing jobs and employee benefits.

In light of the quality of the project, TOTAL S.A. together with its relevant affiliates have agreed to enter into an exclusivity period with Arkema during which the project will be presented to the relevant employee representatives of both parties as part of the required information and consultation procedures.

The proposed transaction is subject to approval by the relevant antitrust authorities.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TOTAL has made certain forward-looking statements in this document. Such statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                                          material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                                         changes in currency exchange rates and currency devaluations;

•                                          the success and the economic efficiency of oil and natural gas exploration, development and production programs, including, without limitation, those that are not controlled and/or operated by TOTAL;

•                                         uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                                          uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                                         changes in the current capital expenditure plans of TOTAL;

•                                         the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                                         the financial resources of competitors;

•                                         changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                                         the quality of future opportunities that may be presented to or pursued by TOTAL;

•                                          the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                                         the ability to obtain governmental or regulatory approvals;

•                                          the ability to respond to challenges in international markets, including political or economic conditions (including national and international armed conflict) and trade and regulatory matters (including actual or proposed sanctions on companies that conduct business in certain countries);

•                                         the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                                          changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                                          the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                                         the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2013.